# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Novagold Resources Inc., CIK 0001173420
CUSIP: 66987E206
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 201 South Main Street, Suite 400, Salt Lake City, Utah (UT), 84111
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000930413-25-000538
Filed by CIK 0001599814

## Reporting persons
- Kopernik Global Investors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,142,935; sole dispositive power 0; shared dispositive power 18,694,469; aggregate amount beneficially owned 18,694,469 (4.52% of the class)
  Comment: "Shared Dispositive Power" and "Aggregate amount beneficially owned by each reporting person" includes 6,210,635 Common Shares that Kopernik Global Investors, LLC has the right to acquire pursuant to warrants.
  "Percentage of class represented by amount in Row (11)" is based on 413,205,166 Common Shares outstanding which is the sum of (i) 406,994,531 Common Shares outstanding as set forth in the Issuer's Form 10-K for the fiscal year ended November 30, 2025 filed with the Securities and Exchange Commission on January 22, 2026 and (ii) 6,210,635 Common Shares issuable upon the exercise of the warrants.
- David B. Iben: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,142,935; sole dispositive power 0; shared dispositive power 18,694,469; aggregate amount beneficially owned 18,694,469 (4.52% of the class)
  Comment: "Shared Dispositive Power" and "Aggregate amount beneficially owned by each reporting person" includes 6,210,635 Common Shares that Kopernik Global Investors, LLC has the right to acquire pursuant to warrants.
  "Percentage of class represented by amount in Row (11)" is based on 413,205,166 Common Shares outstanding which is the sum of (i) 406,994,531 Common Shares outstanding as set forth in the Issuer's Form 10-K for the fiscal year ended November 30, 2025 filed with the Securities and Exchange Commission on January 22, 2026 and (ii) 6,210,635 Common Shares issuable upon the exercise of the warrants.

## Item 1. Issuer
Name of issuer: Novagold Resources Inc.
Address of issuer's principal executive offices: 201 South Main Street, Suite 400, Salt Lake City, Utah

## Item 2. Person Filing
Name of person filing: This Schedule 13G is jointly filed by Kopernik Global Investors, LLC ("Kopernik Global Investors") and David B. Iben (collectively, the "Reporting Persons"). Kopernik Global Investors is an investment adviser. Mr. Iben is the controlling member and Chief Investment Officer of Kopernik Global Investors.
Address of principal business office or, if none, residence:
2502 N Rocky Point Drive, Suite 300
Tampa, FL 33607
Citizenship: Kopernik Global Investors is a limited liability company organized under the laws of Delaware. Mr. Iben is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons beneficially own, in the aggregate, 18,694,469 Common Shares. None of the securities are held by the Reporting Persons. The filing of this statement shall not be construed as an admission that either of the Reporting Persons is the beneficial owner of any of the securities covered by this Schedule 13G for any other purpose.
Percent of class: The number of Common Shares beneficially owned by the Reporting Persons represents 4.52% of the Issuer's outstanding Common Shares based on 413,205,166 Common Shares outstanding which is the sum of (i) 406,994,531 Common Shares outstanding as set forth in the Issuer's Form 10-K for the fiscal year ended November 30, 2025 filed with the Securities and Exchange Commission on January 22, 2026 and (ii) 6,210,635 Common Shares issuable upon the exercise of the warrants.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 18,142,935
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 18,694,469

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities reported on this Schedule 13G are beneficially owned by investment advisory clients which may include investment companies registered under the Investment Company Act and/or other separately managed accounts. No such person beneficially owns over 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kopernik Global Investors, LLC: /s/ Sarah L. Bertrand, Sarah L. Bertrand (02/02/2026)
- David B. Iben: /s/ David B. Iben by Sarah L. Bertrand, power of attorney, David B. Iben by Sarah L. Bertrand, power of attorney (02/02/2026)
Comment: 99.1 Joint Filing Agreement, dated February 12, 2025, by and between Kopernik Global Investors, LLC and David B. Iben is incorporated herein by reference to Exhibit 99.1 of Schedule 13G filed with the SEC via EDGAR Accession No. 0000930413-25-000538 on February 12, 2025.

99.2 Power of Attorney appointing Sarah L. Bertrand, dated October 25, 2024, signed by David B. Iben is incorporated herein by reference to Exhibit 99.2 of Schedule 13G filed with the SEC via EDGAR Accession No. 0000930413-25-000538 on February 12, 2025.